Free Writing Prospectus (To the Prospectus dated August 31, 2010, the Prospectus Supplement dated August 31, 2010 and Index Supplement dated August 31, 2010)	Filed Pursuant to Rule 433 Registration No. 333-169119 October 21, 2010

SuperTrackSM Digital Notes due November 3, 2011 Linked to the Performance of the Russell 2000® Index

These Notes are linked to the performance of the Russell 2000® Index (the “Index”). If, on the final valuation date, the Index closes at or above its initial level, investors will receive (subject to issuer credit risk) 100% of their investment back, plus their principal amount multiplied by a fixed percentage that we refer to as the “digital percentage”. If, on the final valuation date, the Index closes below its initial level but at or above a certain level that we refer to as the “knock-in barrier”, investors will receive (subject to issuer credit risk) 100% of their investment, plus their principal amount multiplied by a certain percentage that we refer to as the “additional coupon amount”. If, on the final valuation date, the Index closes below the knock-in barrier, investors will be fully exposed to any declines in the Index from its initial level and may lose some or all of their investment.

Terms and Conditions

Issuer Barclays Bank PLC

Issue Date 10/29/10

Initial Valuation Date 10/26/10*

Final Valuation Date 10/31/11*

Maturity Date 11/3/11*

Reference Asset Russell 2000® Index

Ticker RTY <Index> (Bloomberg)

Denominations $1,000 and integral multiples of $1,000 in excess thereof

Digital Percentage [8.00%–12.00%]**

** Actual digital percentage will be determined on the initial valuation date and will not be less than 8.00%

Knock-in-Barrier 70% of the initial level

Additional Coupon Amount 2.00%

Initial Level Index closing level on the initial valuation date

Final Level Index closing level on the final valuation date

Index Return Final Level-Initial Level

Initial Level

CUSIP 06740P3F1

ISIN US06740P3F12

* Subject to postponement in the event of a market disruption event, as described in this free writing prospectus.

Investing in these Notes involves a number of risks. See “Risk Factors” beginning on page S-5 of the accompanying prospectus supplement and “Selected Risk Considerations” in this free writing prospectus. Introduction

The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party. In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

Payoff Diagram

Hypothetical Examples***

Final Level of the Index Index Return Payment at Maturity Total Return on Notes Final Level of the Index Index Return Payment at Maturity Total Return on Notes

1388.30	100.00% $1,080.00 8.00% 624.74 -10.00% $1,020.00 2.00%
1318.89	90.00% $1,080.00 8.00% 590.03 -15.00% $1,020.00 2.00%
1249.47	80.00% $1,080.00 8.00% 555.32 -20.00% $1,020.00 2.00%
1180.06	70.00% $1,080.00 8.00% 520.61 -25.00% $1,020.00 2.00%
1110.64	60.00% $1,080.00 8.00% 485.91 -30.00% $1,020.00 2.00%
1041.23	50.00% $1,080.00 8.00% 478.96 -31.00% $690.00 -31.00%
971.81	40.00% $1,080.00 8.00% 416.49 -40.00% $600.00 -40.00%
902.40	30.00% $1,080.00 8.00% 347.08 -50.00% $500.00 -50.00%
832.98	20.00% $1,080.00 8.00% 277.66 -60.00% $400.00 -60.00%
763.57	10.00% $1,080.00 8.00% 208.25 -70.00% $300.00 -70.00%
728.86	5.00% $1,080.00 8.00% 138.83 -80.00% $200.00 -80.00%
694.15	0.00% $1,080.00 8.00% 69.42 -90.00% $100.00 -90.00%
659.44	-5.00% $1,020.00 2.00% 0.00 -100.00% $0.00 -100.00%

*** These hypothetical examples are based on a number of assumptions, as set forth on page FWP-3 of this free writing prospectus, and are included for illustrative purposes only.

$[—] Super TrackSM Digital Notes due November 3, 2011 Linked to the Performance of the Russell 2000® Index Global Medium-Term Notes, Series A, No. E-6089

Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC

Initial Valuation Date:	October 26, 2010*

Issue Date:	October 29, 2010

Final Valuation Date:	October 31, 2011*

Maturity Date:	November 3, 2011** (resulting in a term to maturity of approximately 12 months)

Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof

Reference Asset:	Russell 2000® Index (the “Index”) (Bloomberg ticker symbol “RTY <Index>”)

Knock-In Barrier:	[—], the initial level of the Index multiplied by 70%, rounded to the nearest hundredth

Payment at Maturity:

If you hold your Notes to maturity, you will receive a cash payment determined as follows:

•         If the index return is equal to or greater than 0%, you will receive per $1,000 principal amount Note (a) $1,000 plus (b) $1,000 multiplied by the digital percentage:

$1,000 + [$1,000 × Digital Percentage]

•         If the index return is less than 0% and the final level of the Index is equal to or greater than the knock-in barrier, you will receive per $1,000 principal amount Note (a) $1,000 plus (b) $1,000 multiplied by the additional coupon percentage:

$1,000 + [$1,000 × Additional Coupon Percentage]

•         If the index return is less than 0% and the final level of the Index is less than the knock-in barrier, you will receive per $1,000 principal amount Note (a) $1,000 plus (b) $1,000 multiplied by the index return:

$1,000 + [$1,000 × Index Return]

You may lose some or all of your principal if you invest in the Notes. If the final level of the Index closes below the knock-in barrier on the final valuation date, your Notes will be fully exposed to any declines of the Index from the initial level and you may lose some or all of your investment. Any payment on the Notes is subject to the creditworthiness of the Issuer and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Credit of Issuer” in this free writing prospectus.

Digital Percentage:	8.00% - 12.00%*** *** Actual Digital Percentage will be set on the initial valuation date and will not be less than 8.00%.

Additional Coupon Percentage:

2.00%

An amount in respect of the additional coupon percentage will only be payable in the event that the index return is less than 0% and the final level is equal to or greater than the knock-in barrier.

Index Return:	The performance of the Index from the initial level to the final level, calculated as follows: Final Level – Initial Level Initial Level

Initial Level:	[—], the Index closing level on the initial valuation date.

Final Level:	The Index closing level on the final valuation date.

Calculation Agent:	Barclays Bank PLC

CUSIP/ISIN:	06740P3F1 and US06740P3F12

*	Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities, Interest Rates, Currency Exchange Rates, Currencies, or Other Assets or Variables (Other than Commodities)” in the prospectus supplement.
**	Subject to postponement in the event of a market disruption event and as described under “Terms of the Notes—Maturity Date” and “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities, Interest Rates, Currency Exchange Rates, Currencies, or Other Assets or Variables (Other than Commodities)” in the prospectus supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-5 of the prospectus supplement, “Risk Factors” beginning on page IS-2 of the index supplement and “Selected Risk Considerations” beginning on page FWP-5 of this free writing prospectus.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission‡	Proceeds to Barclays Bank PLC
Per Note	100%	%	%
Total	$	$	$

‡	Barclays Capital Inc. will receive commissions from the Issuer equal to [TBD]% of the principal amount of the notes, or [$TBD] per $[1,000] principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers. Accordingly, the percentage and total proceeds to Issuer listed herein is the minimum amount of proceeds that Issuer receives.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated August 31, 2010, the prospectus supplement dated August 31, 2010, the index supplement dated August 31, 2010, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement, index supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, the index supplement, the final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 2-3430). A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York,
NY 10019.

You may revoke your offer to purchase the Notes at any time prior to the pricing as described on the cover of this free writing prospectus. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this free writing prospectus together with the prospectus dated August 31, 2010, as supplemented by the prospectus supplement dated August 31, 2010 and the index supplement dated August 31, 2010 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part. This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement and the index supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201448/df3asr.htm

•	Prospectus Supplement dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201604/d424b3.htm

•	Index Supplement dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201630/d424b3.htm

Our SEC file number is 1-10257. As used in this free writing prospectus, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

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What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table illustrates the hypothetical total return at maturity on the Notes. The “total return” as used in this free writing prospectus is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis. Note that, for purposes of the hypothetical total returns set forth below, we are assuming an initial level of 694.15, a knock-in barrier of 485.91 (the initial level multiplied by 70.00%, rounded to the nearest hundredth) and a digital percentage of 8.00%.

Final Level	Index Return	Payment at Maturity	Total Return on Notes
1388.30	100.00%	$1,080.00	8.00%
1318.89	90.00%	$1,080.00	8.00%
1249.47	80.00%	$1,080.00	8.00%
1180.06	70.00%	$1,080.00	8.00%
1110.64	60.00%	$1,080.00	8.00%
1041.23	50.00%	$1,080.00	8.00%
971.81	40.00%	$1,080.00	8.00%
902.40	30.00%	$1,080.00	8.00%
832.98	20.00%	$1,080.00	8.00%
763.57	10.00%	$1,080.00	8.00%
728.86	5.00%	$1,080.00	8.00%
694.15	0.00%	$1,080.00	8.00%
659.44	-5.00%	$1,020.00	2.00%
624.74	-10.00%	$1,020.00	2.00%
590.03	-15.00%	$1,020.00	2.00%
555.32	-20.00%	$1,020.00	2.00%
520.61	-25.00%	$1,020.00	2.00%
485.91	-30.00%	$1,020.00	2.00%
478.96	-31.00%	$690.00	-31.00%
416.49	-40.00%	$600.00	-40.00%
347.08	-50.00%	$500.00	-50.00%
277.66	-60.00%	$400.00	-60.00%
208.25	-70.00%	$300.00	-70.00%
138.83	-80.00%	$200.00	-80.00%
69.42	-90.00%	$100.00	-90.00%
0.00	-100.00%	$0.00	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Index increases from an initial level of 694.15 to a final level of 763.57.

Because the final level of 763.57 is greater than the initial level of 694.15 and the index return of 10.00% is equal to or greater than 0%, the investor receives a payment at maturity of $1,080.00 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 × Digital Percentage]

$1,000 + [$1,000 × 8.00%)] = $1,080.00

The total return on the investment of the Notes is 8.00%.

Example 2: The level of the Index decreases from an initial level of 694.15 to a final level of 555.32.

Because the final level of 555.32 is less than the initial level of 694.15 and the final level of the Index does not close below the knock-in barrier, the investor will receive a payment at maturity of $1,020 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 × Additional Coupon Percentage]

$1,000 + [$1,000 × 2.00%)] = $1,020.00

The total return on the investment of the Notes is 2.00%.

Example 3: The level of the Index decreases from an initial level of 694.15 to a final level of 347.08.

Because the final level of 347.08 is less than the initial level of 694.15 and the final level of the Index closes below the knock-in barrier, the investor will receive a payment at maturity of $500 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 × Index Return]

$1,000 + [$1,000 × -50%] = $500.00

The total return on the investment of the Notes is -50.00%.

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Selected Purchase Considerations

•

Market Disruption Events and Adjustments—The final valuation date, the maturity date and the payment at maturity are subject to adjustment as described in the following sections of the prospectus supplement:

•

For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities, Interest Rates, Currency Exchange Rates, Currencies, or Other Assets or Variables (Other than Commodities)” with respect to the reference asset; and

•	For a description of further adjustments that may affect the reference asset, see “Reference Assets—Indices—Adjustments Relating to Securities with the Reference Asset Comprised of an Index”.

•

Appreciation Potential—The Notes provide the opportunity to entitle you to a return equal to the digital percentage at maturity in the event that the final level of the Index is greater than or equal to the initial level of the Index. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Credit of Issuer” in this free writing prospectus.

•

Exposure to the U.S. Equities of the Russell 2000® Index—The return on the Notes is linked to the Russell 2000® Index. The Russell 2000® Index is designed to track the performance of the small capitalization segment of the U.S. equity market. For additional information about the Index, see the information set forth under “Non Proprietary Indices—Equity Indices—Russell 2000® Index” in the Index Supplement.

•

Certain U.S. Federal Income Tax Considerations—Some of the tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. As described in the prospectus supplement, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement.

The United States federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below. Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid cash-settled executory contract with respect to the Index. If your Notes are so treated, you should generally recognize capital gain or loss upon the sale or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes. Such gain or loss should generally be long-term capital gain or loss if you have held your Notes for more than one year.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described above. This opinion assumes that the description of the terms of the Notes in this free writing prospectus is materially correct.

As discussed further in the accompanying prospectus supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the Notes, possibly with retroactive effect. Other alternative treatments for your Notes may also be possible under current law. For example, it is possible that the Notes could be treated as a debt instrument that is subject to the special tax rules governing contingent payment debt instruments. If your Notes are so treated, you would be required to accrue interest income over the term of your Notes and you would recognize gain or loss upon the sale or maturity of your Notes in an amount equal to the difference, if any, between the amount you receive at such time and your adjusted basis in your Notes. Any gain you recognize upon the sale or maturity of your Notes would be ordinary income and any loss recognized by you at such time would generally be ordinary loss to the extent of interest you included in income in the current or previous taxable years with respect to your Notes, and thereafter would be capital loss.

For a further discussion of the tax treatment of your Notes as well as other possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes. For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Selected Risk Considerations—Taxes”, in this free writing prospectus.

Recently Enacted Legislation. Under recently enacted legislation, individuals that own “specified foreign financial assets” with an aggregate value in excess of $50,000 in taxable years beginning after March 18, 2010 will generally be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following (which may include your Notes), but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non- U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. Individuals are urged to consult their tax advisors regarding the application of this legislation to their ownership of the Notes.

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Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Index. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Securities”;

•

“Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Equity Securities or Shares or Other Interests in Exchange-Traded Funds, That Contain Equity Securities or Shares or Other Interests in Exchange-Traded Funds or That Are Based in Part on Equity Securities or Shares or Other Interests in Exchange-Traded Funds;

•	“Risk Factors—Additional Risks Relating to Notes Which Are Not Characterized as Being Fully Principal Protected or Are Characterized as Being Partially Protected or Contingently Protected”;

•	“Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”;

•	“Risk Factors—Additional Risks Relating to Notes with a Barrier Percentage or a Barrier Level”; and

•	“Risk Factors—Additional Risks Relating to Digital Notes”.

In addition to the risks described above, you should consider the following:

•

Your Investment in the Notes May Result in a Loss—The Notes do not guarantee any return of principal. The return on the Notes at maturity is linked to the performance of the Index and will depend on whether the knock-in barrier is breached and the extent to which the index return is positive or negative. Your investment will be fully exposed to any decline in the final level of the Index as compared to the initial level of the Index if the final level of the Index closes below the knock-in barrier.

•

Credit of Issuer—The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party. In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

•

Your Maximum Return on the Notes Is Limited to the Digital Percentage—If the index return is equal to or greater than 0%, for each $1,000 principal amount Note, you will receive at maturity $1,000 plus an additional amount equal to the predetermined percentage of the principal amount, regardless of the appreciation of the Index, which may be significant. We refer to this percentage as the digital percentage, which will be set on the initial valuation date and will not be less than 8.00%.

•

Limited Protection Against Loss—If the index return is less than 0%, you will receive the principal amount of your Notes plus the additional coupon percentage only if the final level of the Index does not close below the knock-in barrier on the final valuation date. If the final level of the Index closes below the knock-in barrier on the final valuation date, your Notes will be fully exposed to any declines of the Index from the initial level and you may lose some or all of your investment.

•

The Payment at Maturity of Your Notes is Not Based on the Level of the Index at Any Time Other than the Final Level on the Final Valuation Date—The final level of the Index and the reference asset return will be based solely on the final level of the Index on the final valuation date (subject to adjustments as described in the prospectus supplement). Therefore, if the level of the Index dropped below the initial level on the final valuation date, you will not be entitled to a return in respect of the digital percentage and the payment at maturity, if any, that you will receive for your Notes will be significantly less than it would otherwise have been had such payment been linked to the level of the Index prior to such drop at a time when the Index level was at or above the initial level on the initial valuation date. Similarly, if the final level of the Index falls below the knock-in barrier on the final valuation date, you will not be entitled to a return in respect of either the digital percentage or the additional coupon amount, and the payment at maturity, if any, that you will receive for your Notes will be significantly less than it would have otherwise been had such payment been linked to the Index level prior to such drop at a time when the Index level was above the knock-in barrier.

•

No Interest or Dividend Payments or Voting Rights—As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this free writing prospectus is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

FWP-5

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Taxes—The U.S. federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described above. As discussed further in the accompanying prospectus supplement, on December 7, 2007, the Internal Revenue Service issued a notice indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes even though you will not receive any payments with respect to the Notes until maturity and whether all or part of the gain you may recognize upon the sale or maturity of an instrument such as the Notes could be treated as ordinary income. The outcome of this process is uncertain and could apply on a retroactive basis. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the Index on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Index;

•	the time to maturity of the Notes;

•	the market price and dividend rate on the common stocks underlying the Index;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events;

•	supply and demand for the Notes; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Historical Information

The following graph sets forth the historical performance of the Index based on the daily Index closing level from August 27, 2003 through October 19, 2010. The Index closing level on October 19, 2010 was 694.15.

We obtained the Index closing levels below from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on the final valuation date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

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PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of the related pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. The Agent will commit to take and pay for all of the Notes, if any are taken.

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